

March 20, 2013

Via E-mail
Mr. Thomas Paulson
Vice President and Chief Financial Officer
Tennant Company
701 North Lilac Drive
P.O. Box 1452
Minneapolis, MN 55440

> **Re:** **Tennant Company**
> **Form 10-K**
> **Filed February 22, 2013**
> **File No. 1-16191**

Dear Mr. Paulson:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Business, page 3

1. In future filings, please provide all of the information called for by Item 101 of Regulation S-K, either in this section, or if provided elsewhere, as indicated with clear references. Specifically, please make sure that future filings include:
   - the measures of profit or loss and total assets for each segment called for by Item 101(b) of Regulation S-K. You state on page 3 that you have one reportable business segment; thus please provide these measures for your business on a consolidated basis or a reference to where this information is being presented;
   - the information on backlog orders called for by Item 101(c)(viii) of Regulation S-K; and
   - the measure of the long-lived assets located in the United States called for by Item 101(d)(ii)(A) of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9</u>

2. Your MD&A contains extensive discussion of past performance with minimal corresponding disclosure on prospective developments and strategies. You provide some guidance regarding the focus of your R & D expenditures, but do not discuss management's perception of trends or uncertainties that may affect net sales or income from continuing operations. Please refer to Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K when preparing your future filings.

<u>Gross Profit, page 10</u>

3. We note your discussion of the effect of raw material cost inflation in 2011 on your gross profit margin. Please note that if inflation is materially impacting your business, then Item 303(a)(3)(iv) calls for a greater discussion than you have currently furnished. Please see Instruction 8 to 303(a). Please provide a brief textual description of management's views on the effects of inflation and other changes in price on revenues and income from continuing operations over the past three years in future filings.

<u>Quantitative and Qualitative Disclosure About Market Risk, page 16</u>

4. Please include the quantitative information required by Item 305(a) of Regulation S-K regarding your foreign currency exchange risk in future filings.

<u>Proxy Statement</u>

<u>Compensation Discussion and Analysis, page 22</u>

<u>Role of the Committee in the Compensation Process, page 25</u>

5. We note your discussion of the role of Mr. Dybsksy in aiding your Compensation Committee as it makes decisions about the compensation of Named Executives other than your CEO. Please supplementally advise us as to the manner in which Mr. Dybsky's compensation is determined, and whether he has any input in the process. See Item 402(b)(1)(xv) of Regulation S-K.

<u>Key Compensation Decisions for 2012, page 29</u>

<u>2012 Short-Term Incentive, page 29</u>

6. In future filings, please clarify in your discussion of a given year's STIP the maximum amount which may be earned, rather than presenting this information in a footnote to the Grant of Plan-Based Awards table. Please see Item 402(b)(1)(v) of Regulation S-K.

7. We note that 30% of Mr. Eckert's STIP was tied to the financial results in the Americas. However, you have not provided disclosure regarding the target performance levels and actual attained performance levels. In future filings, please disclose all of the performance-based compensation targets and actual performance so that readers may better understand how performance has affected the payouts associated with the compensation of your named executive officers. See Items 402(b)(2)(v) through (vii) of Regulation S-K.

2012-2014 LTIP, page 30

8. We note that the composition of your LTIP changes substantially from year to year. In future filings, please discuss the rationale behind changing the composition of your LTIP plans. See Items 402(b)(1)(vi) and 402(b)(2)(iii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791, or, in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief